

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via Email
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Registration Statement on Form S-1**
> **Filed August 12, 2011**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please state explicitly the offering price of the common stock.

Prospectus Summary, page 6

2.   Please include summary financial information.

Risk Factors, page 7

3.   Please include a risk factor regarding being a penny stock and the rules applicable to trading in penny stocks.

4.   We note your directors and officers own 58% of the company and effectively control it. See page 18. Please disclose the risks incident to your current and future shareholders owning a minority stake in your company.

5.   Please also include a risk factor on the market reaction if your controlling shareholders were to dispose a substantial amount of their holdings.

Meganet may cease as a going concern, page 7

6.   We note you will require additional capital. Please revise this risk factor and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 11 to disclose the amount of additional capital you will require in the next 12 months.

At the present time Meganet does not have additional authorized securities…, page 7

7.   We note you may have to seek approval of the board of directors and shareholders to increase the number authorized shares. Also discuss the dilutive effect of issuing further authorized shares.

If we lose our government certification..., page 7

8.   Please file your certification as an exhibit.

Our primary competitors are large department defense contractors…, page 8

9.   Please name the five dominant defense contractors. Please also put this disclosure in the "Competition" discussion on page 15.

Determination of Offering Price, page 17

10.   Please clarify that you must engage a market maker to apply to have your common stock quoted on the OTC Bulletin Board and that a market maker must file an application on your behalf. You cannot apply for listing of your common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

11.   We note you have many kinds of products on pages 14 and 15. We note your statement that management has shepherded products from development to final delivery and payment. Please clarify which products have undergone this sales process.

12.   Please clarify your statement that you have more than $10,000,000 potential products in the product pipeline.

Liquidity, page 11

13.   Please estimate your cash operating expenses in the next 12 months and at most how much your CEO will contribute to cover operating expenses.

Results of Operations, page 12

14.   Please improve the quality of your disclosure. Explain the drivers and circumstances that caused your results of operations. Specifically describe the products that drove revenues and factors that drove expenses. Also, expand the discussion to describe in greater detail the reasons for the fluctuations in revenues from period to period.

15.   Please also include a critical accounting policy for revenue recognition that describes your accounting policies for revenue recognition for products that combine hardware and software components as well as any revenues from hardware and software separately, if applicable.

Business, page 13

16.   Please refer to Item 101(h)(4)(vii) of Regulation S-K and discuss the patents, trademarks, licenses, franchises, concessions, or royalty agreements (including their duration) that are material to your business. We note your patent on page 13.

17.   Also refer to Item 101(h)(4)(x) of Reg. S-K and estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers.

Government Regulation, page 15

18.   Please include a risk factor discussing the limitations under import/export laws for your products.

Management, page 16

19.   Please refer to Item 401(e) of the Reg. S-K and discuss specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Executive Compensation, page 18

20.   We note you have filed Mr. Backal's employment agreement as exhibit 10.2. Page two of the agreement indicates Mr. Backal will receive a salary of $120,000. Please explain why there are different amounts in the salary column of the Summary Compensation

Table. In this regard, note that even if salary is not paid but accrued, it should be reflected in the table.

21.   Page two also states that Mr. Backal may increase his own salary and issue his own bonus. Please add this disclosure to the current discussion. Also, explain why Mr. Backal earned $192,121 in 2010. If part of this compensation was due to a bonus or a non-equity incentive compensation plan, include the appropriate columns and disclosure.

22.   We note that page four of the employment agreement states Mr. Backal may terminate his employment and is an at-will employee. Please include this disclosure in the discussion and add an appropriate risk factor.

Certain Relationships and Related Transactions, page 17

23.   Please refer to Item 407(a) of Reg. S-K and provide the disclosure regarding director independence.

Selling Stockholders, page 19

24.   Please advise us supplementally how your shareholders originally received their shares. We note your disclosure on page 39 that you have not issued securities in the past three years except with regard to changing domicile.

Plan of Distribution, page 21

25.   We note your disclosure in the first paragraph on page 12 that all selling stockholders will sell at privately negotiated prices. Please revise to disclose the offering price. See prior comment one.

Financial Statements

General

26.   Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2011. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Note 1 – Description of business and history, page 31

27.   Please expand the disclosure to include the basis of presentation, including that the transaction with the former entity was a recapitalization with the assets and liabilities recorded at carryover basis due to the common ownership.

Note 2 – Summary of significant policies, page 31

28.   Please expand the accounting policy for revenue recognition to describe your policy for multiple-element arrangements pursuant to ASC 605-25 and for software pursuant to ASC 985-605.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via Email
        Gary R. Henrie, Esq.